January 8, 2020

Zhe Wang
Chairman, Chief Executive Officer, and Director
TIAN RUIXIANG Holdings Ltd.
21A Jingyuan Art Center, 3 Guangqu Road
Chaoyang District, Beijing 100124

       Re: TIAN RUIXIANG Holdings Ltd.
           Registration Statement on Form F-1
           Filed December 27, 2019
           File No. 333-235727

Dear Mr. Wang:

       We have reviewed your registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form F-1 filed December 27, 2019

Index to Consolidated Financial Statements, page F-1

1. Please revise your filing to provide audited financial statements through October 31, 2019 as required by Item 8.a.4. of Form 20-F. Alternatively, if true, file as an exhibit to your registration statement the representation identified in Instruction 2 to
Item 8.A.4. of Form
       20-F.
        You may contact Mark Brunhofer at 202-551-3638 or Jim B. Rosenberg at 202-551-
3679 if you have questions regarding comments on the financial statements and related matters.
Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any other questions.
 Zhe Wang
TIAN RUIXIANG Holdings Ltd.
January 8, 2020
Page 2

                                           Sincerely,
FirstName LastNameZhe Wang
                                           Division of Corporation Finance
Comapany NameTIAN RUIXIANG Holdings Ltd.
                                           Office of Finance
January 8, 2020 Page 2
cc:       Ying Li
FirstName LastName